UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg VOF Sarl

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 802,772 Common Shares.

(2) All calculations of percentage ownership in this Schedule 13D are based on 14,527,571 total Common Shares issued and outstanding as of May 9, 2016, as reported on the Issuer’s 2016 First Quarter Report incorporated as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 10, 2016.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of OCM Luxembourg VOF Sarl.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP Ltd.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Fund GP I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Holdings I, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 802,772 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 802,772 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 802,772 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

Preamble

This Schedule 13D supersedes the Schedule 13G filed on May 28, 2014, filed by the Reporting Persons (as defined below), relating to the common shares (the “Common Shares”) of Catalyst Paper Corporation.  This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G.  See Item 4 below.

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D relates are the Common Shares of Catalyst Paper Corporation, a Canada corporation (the “Issuer”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Columbia, Canada V7B 1C3.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)                                 OCM Luxembourg VOF Sarl, a Luxembourg société à responsabilité limitée (“VOF Luxembourg”), whose principal business is to invest in the Issuer;

(2)                                 Oaktree Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“VOF”), whose principal business is to serve as, and perform the functions of, the sole shareholder of VOF Luxembourg;

(3)                                 Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF;

(4)                                 Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of VOF GP;

(5)                                 Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(6)                                 Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(7)                                 OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(8)                                 Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(9)                                 Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts;

SCHEDULE 13D

CUSIP No.  14889B102

(10)                          Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities;

(11)                          Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(12)                          Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Between November 26, 2013 and June 5, 2014, VOF Luxembourg purchased shares of the issuer on the open market using proceeds from capital contributions made by the partners of VOF to VOF.  No borrowed funds were used to purchase such Common Shares.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired the Common Shares in 2013 and 2014 for investment purposes.

Thereafter, the Reporting Persons’ investment intent evolved as enumerated in the Reporting Persons’ response to Item 6, which is incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by VOF Luxembourg or by other affiliated investment funds and accounts or whether VOF Luxembourg or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

SCHEDULE 13D

CUSIP No.  14889B102

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

VOF Luxembourg directly holds 802,772 Common Shares, constituting 5.5% of the Common Shares issued and outstanding (based on 14,527,571 total Common Shares issued and outstanding as of May 9, 2016, as reported on the Issuer’s 2016 First Quarter Report incorporated as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 10, 2016), and has the sole power to vote and dispose of such units.

VOF, in its capacity as the sole shareholder of VOF Luxembourg, has the ability to appoint and remove the managers and direct the management of the business of VOF Luxembourg. As such, VOF has the power to direct the decisions of VOF Luxembourg regarding the vote and disposition of securities held by VOF Luxembourg; therefore, VOF may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF Luxembourg; therefore, VOF GP may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Luxembourg; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd. As such, GP I has the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Luxembourg; therefore, GP I may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Luxembourg; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Luxembourg; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Luxembourg; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd.’s business, including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Luxembourg; therefore, Management may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

Holdings Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by VOF Luxembourg; therefore, Holdings Inc. may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

SCHEDULE 13D

CUSIP No.  14889B102

OCG, in its capacity as the sole shareholder of Holdings Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held by VOF Luxembourg. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Luxembourg; therefore, OCG may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by VOF Luxembourg; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Shares held by VOF Luxembourg.

By virtue of the relationships among the Reporting Persons described above, each of the Reporting Persons may be deemed to have shared power to direct the vote and the disposition of the Common Shares that may be deemed to be beneficially owned by each of them.

The Reporting Persons, Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, are collectively referred to herein as the “Parties.” Due to the nature of the discussions described in Item 6, the Parties may be deemed to be part of a “group” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

(c) Except as set forth herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

SCHEDULE 13D

CUSIP No.  14889B102

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons and the other Parties are currently engaged in discussions with a third party concerning a potential material strategic transaction involving the Issuer which could have one or more of the results specified in clauses (a) through (j) of Item 4.  However, there can be no assurance that such discussions will result in the consummation of any such transaction.  In the future, the Reporting Persons may engage in discussions with the Issuer’s board of directors, the Issuer’s management, other shareholders of the Issuer, other debt holders of the Issuer, advisors, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding strategic or financing transactions involving the Issuer and/or the Issuer’s business, financial performance, operations, governance, management, capitalization, financial condition, prospects, strategy or future plans.  The Reporting Persons may exchange information with any such persons, to the extent appropriate, pursuant to confidentiality or similar agreements. The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them (iii) engage in hedging or similar transactions involving the Shares or any other securities of the Issuer or any of its subsidiaries or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; concentration of positions in the portfolios managed by the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer or any of its subsidiaries; and the Reporting Persons’ contractual obligations with respect to the Common Shares.

In addition, in connection with the discussions described above, the Parties, which hold notes issued under the Indenture (as defined below), intend to cause to be rendered effective a waiver under that certain Indenture, dated as of September 13, 2012 (the “Base Indenture”), by and among the Issuer, the Guarantors (as defined therein), Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of September 13, 2012 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of March 20, 2014 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture, dated as of January 7, 2015 (the “Fourth Supplemental Indenture,” and the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, collectively, as the same may be further amended, supplemented or otherwise modified from time to time, the “Indenture”)), pursuant to which the Parties intend to waive the Issuer’s obligation, under Section 10.13 of the First Supplemental Indenture, to make a “Change of Control Offer” (as defined in the Indenture) under certain circumstances.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1:	Joint Filing Agreement dated May 13, 2016 by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 14889B102

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016

OCM LUXEMBOURG VOF SARL

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Katherine Ralph
Name:	Katherine Ralph
Title:	Manager

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP
LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D

CUSIP No. 14889B102

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

SCHEDULE 13D

CUSIP No. 14889B102

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Value Opportunities Fund GP Ltd.

The sole shareholder of  Oaktree Value Opportunities Fund GP Ltd. is Oaktree Fund GP I, L.P..

Oaktree Value Opportunities Fund GP, L.P.

The general partner of Oaktree Value Opportunities Fund GP, L.P. is Oaktree Value Opportunities Fund GP Ltd.

Oaktree Value Opportunities Fund, L.P.

The general partner of Oaktree Value Opportunities Fund, L.P. is Oaktree Value Opportunities Fund GP, L.P.

OCM Luxembourg VOF Sarl

The sole shareholder of OCM Luxembourg VOF Sarl. is Oaktree Value Opportunities Fund, L.P.